UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.

Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on March 31, 2008 and 2007

(A free translation of the original in Portuguese)
REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1	We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended on March 31, 2008, comprising the balance sheet, the statement of income and the performance report, prepared under the responsibility of its management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended on March 31, 2008 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity accounting and consolidation, as described in note 10, was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the report of these other independent auditors.

2	Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the information and subsequent events that have, or may have, material effects on the company’s financial position and operations.

3	Based on our review and on the report issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material change that should be made to the aforementioned quarterly financial information, in order for it to be in accordance with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information, including the Notice to the market as of January 14, 2008.

REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

4	On December 28, 2007, Law 11,638/07 was enacted, which took effect as of January 1, 2008. This law amended, revoked and introduced new provisions to Law 6,404/76 (Brazilian Corporate Law) and will cause changes to the accounting practices adopted in Brazil. Although the aforementioned law has already taken effect, the main changes introduced thereby depend on rules to be issued by the regulatory bodies in order to be fully applied by the companies. Thus, during this transaction stage, CVM allowed for companies not to apply the provisions of Law 11,638 to their Quarterly Information (ITR). Therefore, the financial statements included in the ITR for the quarter ended March 31, 2008 were prepared in accordance with CVM specific rules and do not comprise the changes to the accounting practices provided for in Law 11,638, as described in Note 3.

Rio de Janeiro, May 6, 2008.

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4
BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR - Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date – March 31, 2008

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 33.300.275410

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Downtown
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Downtown	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2007
9 – INDEPENDENT AUDITOR BDO Trevisan Auditores Independentes					10 – CVM CODE 210.0
11 – TECHNICIAN IN CHARGE José Luiz de Souza Gurgel					12 – TECHNICIAN’S CPF (Individual Taxpayer’s Register) 918.587.207-53

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 03/31/2008	2 – Previous quarter 12/31/2007	2 – Same quarter previous year 03/31/2007
Paid-up capital
1 – Common	5,825	5,825	6,074
2 – Preferred	10,032	10,032	12,149
3 – Total	15,857	15,857	18,223
Treasury shares
4 – Common	166	166	265
5 – Preferred			1,203
6 – Total	166	166	1,468

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total	Sector 7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM 01 02	2 – EVENT AGM AGM	3 – APPROVAL 04/04/2008 04/04/2008	4 – TYPE DIVIDEND DIVIDEND	5 – DATE OF PAYMENT 04/30/2008 04/30/2008	6 – TYPE OF SHARE Common Preferred	OF 7 – AMOUNT PER SHARE R$0.99717 R$0.77461

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER SHARES ISSUED (thousand)	OF 8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE Rio de Janeiro, May 6, 2008.	2 – SIGNATURE

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
1	Total Assets	326,157	305,044
1.01	Current Assets	13,054	14,253
1.01.01	Cash and cash equivalents	12,703	876
1.01.02	Credits
1.01.03	Inventories
1.01.04	Other	351	13,377
1.01.04.01	Deferred and Recoverable Taxes	351	740
1.01.04.02	Receivable Credits Subsidiary
1.01.04.03	Receivable Dividends Subsidiary		12,637
1.01.04.04	Prepaid Expenses
1.02	Non-current assets	313,103	290,791
1.02.01	Long-Term Assets	4,418	3,688
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	4,418	3,688
1.02.01.03.01	Deferred and Recoverable Taxes	4,418	3,688
1.02.02	Permanent Assets	308,685	287,103
1.02.02.01	Investments	308,685	287,103
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Direct Associated Companies - Goodwill
1.02.02.01.03	In Subsidiaries	308,685	287,103
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment
1.02.02.03	Intangible Assets
1.02.02.04	Deferred Charges

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.02 – BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2	TOTAL LIABILITIES	326,157	305,044
2.01	CURRENT LIABILITIES	14,780	14,764
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	116	97
2.01.04	TAXES, FEES AND CONTRIBUTIONS	348	348
2.01.05	DIVIDENDS PAYABLE	14,291	14,271
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	25	48
2.01.08.01	Payroll and related accruals	25	48
2.02	NON-CURRENT LIABILITIES
2.02.01	LONG-TERM LIABILITIES
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	OTHER
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS' EQUITY	311,377	290,280
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES	9,254	9,254
2.04.02.01	CAPITAL RESERVES	9,254	9,254
2.04.02.02	TREASURY SHARES
2.04.03	EVALUATION RESERVE
2.04.04	PROFIT RESERVES	57,153	57,153
2.04.04.01	LEGAL	10,845	10,845
2.04.04.02	STATUTORY	29,682	29,682
2.04.04.02.01	STATUTORY	40,595	40,595
2.04.02.02.02	TREASURY SHARES	(10,913)	(10,913)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFIT	16,626	16,626
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	ACCUMULATED PROFITS	21,097	-
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 01/01/2008 up to 03/31/2008	4 - From 01/01/2008 up to 03/30/2008	3 - From 01/01/2007 up to 03/31/2007	4 - From 01/01/2007 up to 03/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF GOODS AND/OR SERVICES SOLD
3.05	GROSS INCOME
3.06	OPERATING EXPENSES/REVENUES	20,847	20,847	16,225	16,225
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(786)	(786)	(905)	(905)
3.06.03	FINANCIAL	131	131	1,590	1,590
3.06.03.01	FINANCIAL INCOME	154	154	1,955	1,955
3.06.03.02	FINANCIAL EXPENSES	(23)	(23)	(365)	(365)
3.06.04	OTHER OPERATING REVENUES
3.06.05	OTHER OPERATING EXPENSES	(80)	(80)	(83)	(83)
3.06.06	EQUITY INCOME	21,582	21,582	15,623	15,623
3.07	OPERATING INCOME	20,847	20,847	16,225	16,225
3.08	NON-OPERATING INCOME
3.08.01	REVENUES
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXATION/INTEREST	20,847	20,847	16,225	16,225
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION			(180)	(180)
3.11	DEFERRED INCOME TAX	250	250
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	21,097	21,097	16,045	16,045
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	15,691	15,691	16,755	16,755
	EARNINGS PER SHARE	1.34452	1.34452	0.95761	0.95761

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR - Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date – March 31, 2008

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. ("Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, whose purpose is to provide tele-assistance services in general.

(b) TNL Contax

TNL Contax S.A., established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Preparation and presentation of the quarterly financial information

The quarterly financial information was prepared and is being presented in accordance with accounting practices adopted in Brazil, based on the provisions in the Brazilian Corporate Law and rules established by the Securities and Exchange Commission of Brazil (CVM).

When preparing the quarterly financial information, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s quarterly financing information includes, consequently, estimates for the determination of the useful lives of the property, plant and equipment, intangible assets, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

The Company’s consolidated quarterly financial information present the balances of accounts referring to its subsidiary. The balances and transactions between the parties, as well as unrealized profits were removed in the consolidation, including investments, checking accounts, dividends receivables, revenues and expenses among consolidated Companies and unrealized result (Note 18).

3 Summary of Significant Accounting Policies (a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Financial revenues and expenses are represented mainly by interest on investments, interest and monetary restatements from contingencies, interest on loans and also in the three-month period ended March 31, 2007 by the Provisional Contribution on Financial Operations (CPMF), recorded on the accrual basis (Note 6).

(b) Income tax and social contribution

The provisions for deferred income tax and social contribution payable on temporary differences are established at the rate of 34% according to the current legislation. The installments paid for early settlement of income tax and social contribution are presented in "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of results in compliance with management's expectation, taking into account the continuity and maintenance of the result for an undetermined time. These future results are brought to present value and compared to the nominal value of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (Note 9).

Deferred tax credits are verified on tax loss carryforwards, negative base of social contribution on net income and temporary differences, due to the fact that they are likely to be realized. If deferred tax credits are not likely to be realized, no accounting recognition is made. Tax losses and negative base of social contribution do not have a statute of limitations, however, their offset is limited to 30% of the future taxable income amount.

(c) Court deposits

The Company questions, in some situations, whether certain liabilities or lawsuits filed against the company are fair or not. Pursuant to these questionings, by court order or by strategy of the management, the referred amounts may be deposited in court and the liabilities will not be considered as settled. In these situations, if it is not possible to redeem the deposit, except for a court decision favorable to the entity, these deposits may be monetarily updated (Note 15).

(d) Current and non-current assets

These are presented at realizable values, including, when applicable, income and monetary variations.

The allowance for doubtful accounts is established based on management's expectation regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(e) Permanent assets

  Investment - investment in TNL Contax is accounted for using the equity method of accounting, in compliance with CVM Instruction No. 247/1996;

  Property, plant and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 11); and

  Intangible assets - in this account the value of the software acquired or developed by the Company is recorded, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization expectation (Note 12).

Whenever it is possible that some item of the non-current assets may be recovered for an amount lower than its net book value, then this recoverable amount is calculated in order to determine the necessary provision. The recoverable amount is the highest amount between the usable amount and sales net amount.

(f) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax has a profit sharing program, for all its employees, pursuant to the agreement entered into with FITTEl – Interstate Federation of Employees of Telecommunications Companies. This profit sharing program is based on increasing operating gains and individual performance, in which all the employees take part.

(g) Provision for contingencies

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are carried out according to the criteria set forth in CVM Rule 489/05.

Contingent assets – are not recognized on an accounting basis, except when the management is in total control of the situation or when there are real guarantees or favorable decisions, on which it is no longer possible to file appeals, characterizing the gain as practically certain.

Contingent liabilities – constituted by means of individual analysis, by complaints, based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 15.

Legal obligations – arise from tax obligations whose purpose of claim is its lawfulness or constitutionality.

(h) Commercial leasing

The payments regarding the leases are appropriated to the result through the straight-line method during the period of the agreement.

(i) Loans

Loans taken are recognized initially in the funds receivables, net of transaction costs. Subsequently, loans taken are presented by the cost amortized, that is to say, added to charges and interest proportional to the period incurred (“pro rata temporis”) (Note 13).

(j) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

(k) Law 11,638/07 – Amendment to the Brazilian Corporate Law

On December 28, 2007, Law 11,638/07 was enacted, which amends the Brazilian Corporate Law as for certain accounting practices, bookkeeping and preparation of the financial statements as from the fiscal year that shall end on December 31, 2008.

Based on a preliminary assessment, the management understands that the main effects of the Law on the Company’s financial statements can be summarized as follows:

(i) Property, plant and equipment

Pursuant to the amendment in Article 179, determined by Law 11,638/07, assets deriving from commercial leasing operations, appropriated to the maintenance of the Company’s activities, must be recorded under property, plant and equipment, in the 2008 financial statements. The effects of this classification were calculated and estimated as follows:

Consolidated (pro forma) 3/31/2008

Property, plant and equipment	Final amount	Leasing	Adjusted final amount

Cost	422,796	86,336	509,132
Depreciation	(194,648)	(37,028)	(231,676)

	228,148	49,308	277,456

(ii) Current and Long-term Liabilities

Leasing operations with assets destined to the maintenance of the Company’s activities, recorded under property, plant and equipment, will generate records of leasing agreements payable in the current and long-term liabilities groups, as estimated below:

Consolidated (pro forma) 3/31/2008

			Income tax and
			social contribution	Adjusted final
Liabilities	Final amount	Leasing	payable	amount

Current liabilities	273,036	17,682		290,718

	273,036	17,682	-	290,718

Long-term liabilities	149,311	21,690	3,379	174,380

	149,311	21,690	3,379	174,380

(iii) Income statement

The adjustments in the income statement for the three-month period ended on March 31, 2008, related to leasing agreements, classified as property, plant and equipment pursuant to Article 179 of Law 11,638/07, are calculated as follows:

Consolidated (pro forma) 3/31/2008

			Income tax and social	Adjusted final
Income Statement	Final amount	Leasing	contribution payable	amount

Net income for the
year	21,097	723	(245)	21,575

	21,097	723	(245)	21,575

4 Cost of Services Rendered and Operating Expenses - by Nature (consolidated)

	3/31/2008

	Cost of	Selling,
	services	general and
	rendered	dministrative	Total

Personnel (i)	250,030	12,440	262,470
Third-party services (ii)	45,316	6,662	51,978
Depreciation (iii)	13,782	2,354	16,136
Rental and insurance (iv)	22,272	464	22,736
Other inputs	3,104	80	3,184

	334,504	22,000	356,504

			3/31/2007

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	190,284	9,465	199,749
Third-party services (ii)	32,299	6,951	39,250
Depreciation (iii)	12,021	1,490	13,511
Rental and insurance (iv)	15,863	292	16,155
Other inputs	1,501	82	1,583

	251,968	18,280	270,248

(i) Personnel cost has increased due to the growth of the business volume, and because of wage increases provided for in the collective bargaining agreements in the second half of 2007.

(ii) The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the third-party services considered as "Selling, general and administrative expenses" refer to expenses with consulting services, traveling, legal advice and others.

(iii) As of the second quarter of 2007, the monthly depreciation rates were reviewed due to the reduction of the economic useful life expected for the assets recorded in the items regarding IT equipment and furniture and fixtures acquired until December 31, 2006 (Note 11).
Increase in depreciation derives from this reduction in the useful life estimate, and from the investments carried out due to the increase in business volume.

(iv) Basically, represent expenses with commercial leasing, property rental and contact center operating infrastructure.

5 Other Operating Expenses, Net (consolidated)

	3/31/2008	3/31/2007

Other operating revenues
Reversals of contingencies (Note 15)	1,402	1,909
Recovered expenses	26	8

	1,428	1,917

Other operating expenses
Provisions for contingencies (Note 15)	(2,869)	(6,803)
IPTU (Urban Property Tax)	(622)	(540)
Other	(1,096)	(642)

	(4,587)	(7,985)

	(3,159)	(6,068)

6 Financial income, net

	Parent Company		Consolidated

	3/31/2008	3/31/2007	3/31/2008	3/31/2007

Financial Revenues

Return on financial investments (i)	21	1,906	5,018	4,521
Interest and monetary restatement on other assets	133	49	256	240
Other financial revenues			152	103

	154	1,955	5,426	4,864

Financial expenses

Interest and monetary variation on other liabilities	(22)	(2)	(48)	(9)
CPMF		(298)	(79)	(1,885)
Interest and monetary restatement of contingencies			(1,151)	(1,159)
Interest on BNDES financing (Note 13)			(2,719)
Other financial expenses (ii)	(1)	(65)	(1,323)	(253)

	(23)	(365)	(5,320)	(3,306)

	131	1,590	106	1,558

(i) The Company’s return on financial investments had a reduction because of the lower average cash availability due to the share buyback programs carried out as of the second half of 2006 up to August 2007.

(ii) As of January 1, 2008, the Provisory Contribution of Financial Movement - CPMF was extinguished. The amounts recorded in the first quarter of 2008 in this item result from the determination of the financial movement of the last week of December 2007.

(iii) It basically refers to financial discounts given to clients and also to taxes on foreign operations.

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	3/31/2008	3/31/2007	3/31/2008	3/31/2007

Net income before income tax
and social contribution	20,847	16,225	31,856	24,360

Income tax and social
contribution at nominal rate (34%)	(7,088)	(5,517)	(10,831)	(8,282)
Adjustments for determining the effective rate
Permanent addition of equity
accounting	7,338	5,312
Tax effects on permanent income (losses) (i)			(49)	(408)
Other		25	121	375

Income tax and social
contribution benefits (expenses)	250	(180)	(10,759)	(8,315)

Effective income tax and
social contribution rate	-1.20%	1.11%	33.77%	34.13%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

Credits and expenses with income tax and social contribution in the result for the year are as follows:

	Parent Company		Consolidated

	3/31/2008	3/31/2007	3/31/2008	3/31/2007

Current
Income tax		132	6,558	5,996
Social contribution		48	2,421	2,325

		180	8,979	8,321

Deferred
Income tax on temporary additions			(1,423)	(2,680)
Social Contribution on temporary additions			(512)	(965)
Income tax on tax losses	(184)		2,732	2,676
Social contribution on negative base	(66)		983	963

	(250)		1,780	(6)

	(250)	180	10,759	8,315

8 Cash and Cash Equivalents

	Parent Company			Consolidated

	3/31/2008	12/31/2007	3/31/2008	12/31/2007

Cash and banks (i)	378	25	31,578	114,440
Financial investments (ii)	12,325	851	256,990	125,870

	12,703	876	288,568	240,310

(i) Subsidiary TNL Contax keeps amounts in a checking account as it has commitments falling due during the first days of each month, related to supplier payments, as well as taxes and payroll.

(ii) Financial investments are indexed to the Interbank Deposit Certificate (CDI) rate and are represented by investments in Bank Deposit Certificates - CDB and in a purchase and sale commitment. The increase in the parent company is related to the receipt of dividends of the subsidiary company on March 31, 2008, in the amount of R$12,657 and in the consolidated due to the receipt of R$ 50,002 from BNDES financing in the first quarter of 2008 (Note 13).

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	3/31/2008		12/31/2007		3/31/2008		12/31/2007

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)					5,769	9,358	4,876	8,828
Social contribution on temporary additions (i)					2,077	3,369	1,755	3,178
Income tax on tax losses		184			4,837	184	7,753	-
Social contribution on negative base		66			1,753	66	2,803	-

		250			14,436	12,977	17,187	12,006

Other recoverable taxes
Recoverable income tax (Note 14)	249		533		21,966		17,269
Recoverable social contribution (Note 14)	98		197		8,266		6,379
Withholding income tax (ii)	4	4,168	10	3,688	1,311	4,168	1,418	3,688
Withholding PIS/COFINS/CSLL					341		322
Recoverable INSS					421		430
Recoverable ISS (iii)					(0)	1,967	0	1,880

	351	4,168	740	3,688	32,305	6,135	25,818	5,568

	351	4,418	740	3,688	46,741	19,112	43,005	17,574

(i) Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for responsibility contingency of Oi Fixa (Note 15 (b) (iii)).

The Company and its subsidiary TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Resolution No. 273/98, which approves the Statement issued by the Institute of Independent Auditors of Brazil – IBRACON on recording income tax and social contribution, as well as CVM Instruction No. 371/02.

(ii) Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term due to the non-perspective of short-term recovery.

(iii) Recoverable ISS is better classified in the Long Term by virtue of the repayment terms with Municipal bodies.

Pursuant to the technical study prepared in December 2007 and approved by the Company's management bodies, the generation of taxable profits during the next four years, brought to present value, will be sufficient to offset these tax credits, as follows:

Up to March 31:	2008

2008	14,436
2009	8,284
2010	4,693

27,413

The technical studies on future taxable income consider estimates regarding, among others, TNL Contax’s performance, and also the behavior of its operation market and certain economic aspects. The actual amounts may differ from these estimates adopted.

10 Investment

It represents the Company’s investment in TNL Contax, as described below:

	Shareholders’	Net income		Number of	Total	Equity	Investment
	equity	for the year	Dividends (ii)	common shares	capital %	accounting	amount

On December 31, 2007 (i)	287,103	53,207	(12,637)	309,550,226	100	53,207	287,103
On March 31, 2008 (i)	308,685	21,582		309,550,226	100	21,582	308,685

(i) The accounting information of the investee, as of March 31, 2008 and December 31, 2007, has been reviewed e examined by independent auditors.

(ii) The payment of dividends of the subsidiary TNL Contax was approved at the Annual General Meeting held on March 30, 2008, in the updated amount of R$ 12,657.

11 Property, Plant and Equipment (consolidated)

	12/31/2007				3/31/2008

					Annual
					depreciation
Cost	Start-up	Addition	Write-off	Closing	rates - %

Computer equipment	175,143	9,543	(458)	184,228
Furniture, fixtures and fittings	47,104	2,429		49,533
Facilities on third-party premises (i)	157,707	4,559		162,266
Constuction in progress	1,530	(158)		1,372
Buildings	2,628			2,628
Land	831			831
Other assets	20,199	1,739		21,938

	405,142	18,112	(458)	422,796
Accumulated depreciation

Computer equipment (ii)	(127,226)	(4,758)	458	(131,526)	33.3 / 20
Furniture and fixtures (ii)	(14,692)	(1,672)		(16,364)	12.5 / 10
Facilities on third-party premises	(36,771)	(3,963)		(40,734)	10
Buildings		(26)		(26)
Other assets	(5,295)	(703)		(5,998)	4 / 10

	(183,984)	(11,122)	458	(194,648)

Net property, plant and equipment	221,158	6,990		228,148

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years, with possibility of renewal for the same period.

(ii) The monthly depreciation rates in the lines of Computer equipment and Furniture and fixtures were reviewed due to the reduction of the economic useful life estimate of assets acquired in these lines up to December 31, 2006. The evaluation and determination studies of the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity, whose technical report was issued on May 7, 2007.

12 Intangible (consolidated)

	12/31/2007				3/31/2008

					Annual
					amortization
Cost	Start-up	Addition	Write-off	Closing	rates - %

Data processing systems	112,081	7,942		120,023

	112,081	7,942		120,023

Accumulated amortization

Data processing systems	(44,105)	(5,014)		(49,119)	20

	(44,105)	(5,014)		(49,119)

Net intangible assets	67,976	2,928		70,904

13 Financings (consolidated)

National Currency

						Consolidated

				Financial
Object	Initial	Maturity	Guarantees	charges	03/31/2008	12/31/2007

BNDES (Expansion and
update of operation)	10/2007	09/2013	Banking Surety	TJLP + 2% p.a	150,592	100,360

Current					450	300
Noncurrent					150,142	100,060

On August 23, 2007, the subsidiary TNL Contax entered into a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The financing was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

On October 5, 2007, the first installment, in the amount of R$100,002, was received. The second and third installments were received on January 28 and 30, 2008, in the amounts of R$ 40,001 and R$ 10,001, respectively.

The maturity date of the financial charges shall be quarterly up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or termination date of the contract. The principal shall mature monthly as from October 15, 2009.

The Company, as per the agreement’s determination, presented guarantees through sureties from prime financial institutions, in this case, they shall not be applicable to structures of receivables and covenants.

The costs related to these sureties are monthly appropriated and represent on March 31, 2008 the amount of R$230.

Limit by
Surety	Debt (%)

- Banco Safra S/A	12.04%
- Banco Votorantim S/A	55.56%
- Banco Alfa S/A	32.40%

100.00%

Movement of the financing in the three-month period ended March 31, 2008.

			Interest	Financial
Object	12/31/2007	Financing	Amortization	Charges	3/31/2008

BNDES	100,360	50,002	(2,489)	2,719	150,592

Schedule of annual disbursement until the expiration of the agreement.

BNDES	Principal	Interest	Total

2008		11,338	11,338
2009	9,383	11,752	21,135
2010	37,536	9,673	47,209
2011	37,536	6,736	44,272
2012	37,536	3,823	41,359
2013	28,151	907	29,058

	150,142	44,229	194,371

14 Taxes recoverable

	Parent Company				Consolidated

	3/31/2008	12/31/2007		3/31/2008	12/31/2007

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income Tax and Social
Contribution (i)	348	348	33,806		24,827
ISS			8,535		8,296
PIS and COFINS			5,137		5,089
Social Security paid by
installments (ii)			768	2,246	768	2,391
Other recoverable taxes			39		10

	348	348	48,285	2,246	38,990	2,391

(i) Early settlement is needed for the compensation of the taxes verified, according to the amounts recorded in Income Tax and Social Contribution Recoverable (Note 9).

(ii) It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally transferred to third parties, not affecting the Company’s result (Note 15).

15 Provisions for Contingencies (consolidated)

(a) The subsidiary TNL Contax showed the following balances of provisions for contingencies and judicial deposits:

				Provisions for
		Court deposits		contingencies

	3/31/2008	12/31/2007	3/31/2008	12/31/2007

Tax contingencies	1,368	1,342	8,548	7,776
Labor contingencies	19,317	16,445	40,125	38,955
Civil contingencies			132	129

	20,685	17,787	48,805	46,860

(b) The movement in the provision of the three-month period ended on March 31, 2008 is shown below:

					Monetary
	12/31/2007	Additions	Uses	Reversions	Restatements	3/31/2008

Tax
Service tax – ISS	1,098				54	1,152
INSS (i)	5,196				117	5,313
PIS/COFINS (ii)	1,482	601				2,083

	7,776	601			170	8,548

Labor (iii)	38,955	1,336	(415)	(987)	1,236	40,125
Civil	129				3	132

	46,860	1,938	(415)	(987)	1,409	48,805

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims on the balance sheet date and are based on the expert opinions of legal advisors. The Company and its subsidiary maintain judicial deposits to ensure the right of recourse in lawsuits of tax and labor nature.

TNL Contax has an official notification regarding contributions to INSS and joint liability in the total amount of R$21.9 million. From this amount, R$3.5 million was already provisioned, R$3.7 million refers to third parties liabilities and is being totally onlended, not affecting the result of the period, recorded in the “Taxes paid in installments” account as a counter entry to the “Other assets” account. For the remaining R$ 14.7 million, the company filed an appeal because it disagrees with the reasons presented by the inspection. Our external legal consultants understand that the provision of this amount is not applicable.

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(ii) Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the approval of the anticipation of the appeal protection up to the judgment of the bill of review no. 2007.01.00.017041-3/DF, with the Federal Regional Court of the 1st region.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$28,752.

Pursuant to the services agreement executed by Oi Fixa and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon that company, whose amount has been recorded as a counter entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$11,373.

(c) The subsidiary TNL Contax has contingent liabilities classified as possible for tax and civil contingencies in the amounts of R$40,767 and R$581, respectively, these values are not provisioned due to the fact that the Company filed a defense appeal based on the opinion of its legal advisors who attribute to said lawsuits probability of loss possible and remote.

16 Shareholders' Equity

(a) Capital stock

The Company’s capital stock, amounting to R$223,873 is represented by 15,856,686 non-par registered book-entry shares, of which 5,824,772 are common shares and 10,031,914 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% (three per cent) of the share net equity value, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve constituted in November 2004, in the amount of R$50,000, presents a balance of R$9,254 on March 31, 2008, as a consequence of the utilization of part of this reserve in the first share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve and the capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus maintaining 1,750,000 common shares in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

(iii) Third share buyback program

At the Extraordinary Meeting held on July 26, 2007, the Board of Directors approved the new share buyback program, with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are kept in treasury, pursuant to the resolution of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(f) Sale of shares

On October 18, 2007 179,660 common shares were sold to the Company’s executives, in conformity with the Stock Option Plan approved at the Extraordinary General Meeting held on April 16, 2007.

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, in the proportion of 20 shares for 1 share of the same type. As per the notice to shareholders, a term of until November 16, 2007 was granted for the execution of the adjustments in the share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

					In Reais

	Thousand	Buyback	Average	Maximum	Minimum
	Shares	Price	Price	Price	Price

Preferred Shares
1st Buyback program	11,774	21,517	1.83	1.95	1.61
Share cancellation	(11,774)	(21,517)	1.83
2nd Buyback program	24,058	46,242	1.92	2.00	1.84
Share cancellation	(24,058)	(46,242)	1.92
3rd Buyback program	18,277	46,424	2.54	2.65	2.46
Share cancellation	(18,277)	(46,424)	2.54

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share cancellation	(5,887)	(19,097)	3.24
2nd Buyback program	5,298	16,144	3.05	3.29	2.97
Share cancellation	(3,548)	(10,812)	3.05
3rd Buyback program	3,193	11,287	3.53	3.62	3.52
Share cancellation	(1,443)	(5,102)	3.54
Sale of shares	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse split of shares( 1/20)	166	10,913	65.74

	166	10,913	65.74

	166	10,913

(h) Unrealized profit reserve

As provided for in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum mandatory dividend and the proposed dividend to the unrealized profit reserve, whose amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

The Annual General Meeting held on April 4, 2008 approved the Management’s proposal for the allocation of unrealized profits reserve constituted in 2005, in the amount of R$ 4,313, and of part of unrealized profits reserve constituted in 2006, in the amount of R$ 8,323 to the distribution of dividends, as follows:

  Utilization of the unrealized profits reserve constituted in 2005 for payment to shareholders, distributed as 1/3 to common shareholders and 2/3 to preferred shareholders, in accordance with the Bylaws, article 5, paragraphs 3 and 4, R$4,313;

  Utilization of part of the unrealized profits reserve constituted in 2006 for payment to shareholders distributed as 50.5% to common shareholders and 49.5% to preferred shareholders, in accordance with the Bylaws, article 5, paragraphs 3 and 4, R$8,323.

(i) Dividends

In compliance with its Bylaws, Contax Participações should distribute dividends for each year in an amount not less than 25% of adjusted net income. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

The Annual General Meeting held on April 4, 2008 approved the proposal for the allocation of the Company’s net income of the fiscal year ended December 31, 2007, already in the financial statements of that date as follows: (a) R$2,699 allocated to legal reserve; (b) distribution of dividends to shareholders of the Company with shareholding on April 30, 2008, in the gross total amount of R$13,414, at the proportion of R$997.17 per one thousand common shares and R$774.61 per one thousand preferred shares; (c) R$12,044 allocated to constitute unrealized profits reserve, and (d) R$38,463 allocated for the constitution of the statutory reserve.

Dividends were paid, as of January 1, 2008, upon the application of the Reference Interest Rate (TR).

17 Financial Instruments

The accounting balances, such as cash and banks, financial investments, accounts receivable, investments and loans and financings, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences.

(a) Cash, Banks and Financial Investments

The recorded values are close to the realization or settlement values. Excess cash is invested, in line with the treasury policies, and is periodically reassessed.

(b) Financings

On August 23, 2007, the subsidiary TNL Contax S.A. entered into a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of the installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 13).

(c) Derivatives

On March 31, 2008 and December 31, 2007 there were no outstanding operations involving financial derivative instruments. On the same date, the book value of financial instruments (assets and liabilities) is approximately the same as their market value. The Company does not maintain unrecorded financial instruments.

(d) Commercial Leasing

The subsidiary has several leasing, IT equipment and furniture agreements, whose payments are appropriated to the income for the year in the rental and insurance account, during the term of these agreements (Note 4).

The agreements are summarized as follows:

	Amount of	Total present	Payable balance

Lessor	installments	value of agreements	3/31/2008	12/31/2007

CIT	48	13,090	6,598	7,338

Unibanco	48	13,959	5,738	6,611

HP Financial	36	11,670	496	970
	48	18,975	8,439	9,625
	60	18,313	11,887	12,695

IBM Leasing	36	710	59	118
	48	757	331	378
	60	8,862	5,825	6,268

		86,336	39,373	44,003

(e) Investments

It consists, mainly, of an investment in a closely-held subsidiary, recorded on the equity method of accounting, with 100% interest (Note 10).

(f) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services.

The Company has an allowance for doubtful accounts for delinquent clients and applies collection and negotiation procedures for overdue credits.

(g) Interest rate risk

The associated risk arises from the possibility of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Company continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates.

18 Related Parties - Consolidated
The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties may be summarized below:

										3/31/2008

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer	BNDES	Total

Assets
Accounts receivable	11,836	1,871	383	658		17	1,594	97		16,456

	11,836	1,871	383	658		17	1,594	97		16,456

Liabilities
Suppliers	1,781	237								2,018
Dividends						3,514				3,514
Loans and
Financings (Note 13)									150,592	150,592

	1,781	237				3,514			150,592	156,124

Revenues
Revenues from services rendered	156,492	50,118	1,020	1,794	1,768		2,763	293		214,248

Costs and expenses
Cost of services rendered	(6,293)	(2,626)								(8,919)
Financial expenses (Note 6)									(2,639)	(2,639)

	(6,293)	(2,626)							(2,639)	(11,558)

	12/31/2007

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer	BNDES	Total

Assets
Accounts receivable	12,279	4,626	285	595		17	62			17,864
Dividends										12,637

	12,279	4,626	285	595		17	62			30,501

Liabilities
Suppliers	2,699	236								2,935
Dividends						3,508				3,508
Loans and
Financings (Note 13)									100,359	100,359

	2,699	236				3,508			100,359	106,802

	3/31/2007

	Oi	Oi	Brasil	Brasil	Oi
	Fixa	Móvel	CAP	Veículos	Internet	Total

Revenues
Revenues from services rendered	133,108	30,963	828	1,452	2,289	168,640

Costs and expenses
Cost of services rendered	(5,856)	(897)				(6,753)

Transactions with related parties are carried out in terms, rates and conditions similar to those for third parties.

19 Insurance

The Company and its subsidiary have a corporative program for risk management with the objective to minimize risks, obtaining in the market coverages compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

In the three-month period ended on March 31, 2008, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management civil liability	174,830	01.13.2009
Fire of property, plant and equipment	70,211	05.13.2008
Loss of profits	51,305	05.13.2008
General civil liability	5,000	05.13.2008

20 Subsequent event

Corporate Restructuring of Telemar Participações S.A.

On April 25, 2008, the Extraordinary General Meeting approved the partial spin-off of Telemar Participações S.A. (“TmarPart”), with the version of a portion of its shareholders’ equity related to the shares issued by the Company held by TmarPart, to the new company, incorporated for this purposes under the corporate name CTX Participações S.A. (“CTX”), as published in the Material Fact on this same date.

The Partial Spin-off is one of the restructuring stages, and is justified by the need to segregate into distinct companies the interest in the contact center activities from the other telecommunications activities, corresponding to the investment of TmarPart in Tele Norte Leste Participações S.A.

CTX was incorporated with a capital stock of R$70,000, divided into 3,090,611,008 common shares which will be attributed to the shareholders of TmarPart, at the ratio of one share of CTX to each share of TmarPart. CTX will be responsible only for the investment related to the shares issued by Contax Participações S.A, without any solidarity with TmarPart, pursuant to article 233, sole paragraph, of Law no. 6,404/76.

*      *      *

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
1	Total Assets	785,606	711,310
1.01	Current Assets	434,438	374,248
1.01.01	Cash and cash equivalents	288,568	240,310
1.01.02	Credits	87,086	84,863
1.01.02.01	Clients	87,080	84,409
1.01.02.02	Sundry Credits	6	454
1.01.03	Inventories
1.01.04	Other	58,784	49,075
1.01.04.01	Deferred and Recoverable Taxes	46,741	43,005
1.01.04.02	Prepaid Expenses	3,592	2,807
1.01.04.03	Goods sold for cash
1.01.04.04	Other Assets	8,451	3,263
1.02	Non-current Assets	351,168	337,062
1.02.01	Long-Term Assets	52,116	47,928
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	52,116	47,928
1.02.01.03.01	Deferred and Recoverable Taxes	19,112	17,574
1.02.01.03.02	Judicial Deposits	20,685	17,787
1.02.01.03.03	Receivable Credits	11,373	11,678
1.02.01.03.04	Other Assets	946	889
1.02.02	Permanent Assets	299,052	289,134
1.02.02.01	Investments
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies-Goodwill
1.02.02.01.03	In Subsidiaries
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment	228,148	221,158
1.02.02.03	Intangible Assets	70,904	67,976
1.02.02.04	Deferred Charges

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2	TOTAL LIABILITIES	785,606	711,310
2.01	CURRENT LIABILITIES	273,036	271,719
2.01.01	LOANS AND FINANCINGS	450	300
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	49,561	72,466
2.01.04	TAXES, FEES AND CONTRIBUTIONS	48,285	38,990
2.01.04.01	DEFERRED AND PAYABLE TAXES	48,285	38,990
2.01.05	DIVIDENDS PAYABLE	14,291	14,271
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	160,449	145,692
2.01.08.01	PAYROLL AND RELATED ACCRUALS	159,217	143,349
2.01.08.02	OTHER OBLIGATIONS	1,232	2,343
2.02	NON-CURRENT LIABILITIES	201,193	149,311
2.02.01	LONG-TERM LIABILITIES	201,193	149,311
2.02.01.01	LOANS AND FINANCINGS	150,142	100,060
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS	48,805	46,860
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE
2.02.01.06	OTHER	2,246	2,391
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS' EQUITY	311,377	290,280
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES	9,254	9,254
2.04.02.01	CAPITAL RESERVES	9,254	9,254
2.04.02.02	TREASURY SHARES
2.04.03	REVALUATION RESERVE
2.04.04	PROFIT RESERVES	57,153	57,153
2.04.04.01	LEGAL	10,845	10,845
2.04.04.02	STATUTORY	29,682	29,682
2.04.04.02.01	STATUTORY	40,595	40,595
2.04.04.02.02	TREASURY SHARES	(10,913)	(10,913)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFIT	16,626	16,626
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	ACCUMULATED PROFITS	21,097
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

03.01 – STATEMENT OF CONSOLIDATED INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 - DESCRIPTION	3 - From 01/01/2008 up to 03/31/2008	4 - From 01/01/2008 up to 03/30/2008	3 - From 01/01/2007 up to 03/31/2007	4 - From 01/01/2007 up to 03/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	422,700	422,700	323,310	323,310
3.02	DEDUCTIONS FROM GROSS REVENUE	(31,301)	(31,301)	(24,289)	(24,289)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	391,399	391,399	299,021	299,021
3.04	COST OF GOODS AND/OR SERVICES SOLD	(334,504)	(334,504)	(251,968)	(251,968)
3.05	GROSS INCOME	56,895	56,895	47,053	47,053
3.06	OPERATING EXPENSES/REVENUES	(25,053)	(25,053)	(22,790)	(22,790)
3.06.01	SELLING	(4,237)	(4,237)	(4,743)	(4,743)
3.06.02	GENERAL AND ADMINISTRATIVE	(17,763)	(17,763)	(13,537)	(13,537)
3.06.03	FINANCIAL	106	106	1,558	1,558
3.06.03.01	FINANCIAL INCOME	5,426	5,426	4,864	4,864
3.06.03.02	FINANCIAL EXPENSES	(5,320)	(5,320)	(3,306)	(3,306)
3.06.04	OTHER OPERATING REVENUES	1,428	1,428	1,917	1,917
3.06.05	OTHER OPERATING EXPENSES	(4,587)	(4,587)	(7,985)	(7,985)
3.06.06	EQUITY INCOME
3.07	OPERATING INCOME	31,842	31,842	24,263	24,263
3.08	NON-OPERATING INCOME	14	14	97	97
3.08.01	REVENUES	14	14	97	97
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXATION/INTEREST	31,856	31,856	24,360	24,360
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(8,979)	(8,979)	(8,321)	(8,321)
3.11	DEFERRED INCOME TAX	(1,780)	(1,780)	6	6
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	21,097	21,097	16,045	16,045
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	15,691	15,691	16,755	16,755
	EARNINGS PER SHARE	1.34453	1.34453	0.95761	0.95761

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1– ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 – CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 – INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS’ EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY		309,550		309,550

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

SUBSIDIARY

CORPORATE NAME TNL CONTAX S.A.

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 - DESCRIPTION	3 - From 01/01/2008 up to 03/31/2008	4 - From 01/01/2008 up to 03/30/2008	3 - From 01/01/2007 up to 03/31/2007	4 - From 01/01/2007 up to 03/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR OTHER SERVICES	422,700	422,700	323,310	323,310
3.02	DEDUCTIONS FROM GROSS REVENUE	(31,301)	(31,301)	(24,289)	(24,289)
3.03	NET REVENUE FROM SALES AND/OR OTHER SERVICES	391,399	391,399	299,021	299,021
3.04	COST OF GOODS AND/OR SERVICES SOLD	(334,504)	(334,504)	(251,968)	(251,968)
3.05	GROSS INCOME	56,895	56,895	47,053	47,053
3.06	OPERATING EXPENSES/REVENUES	(24,318)	(24,318)	(23,392)	(23,392)
3.06.01	SELLING	(4,237)	(4,237)	(4,743)	(4,743)
3.06.02	GENERAL AND ADMINISTRATIVE	(16,977)	(16,977)	(12,632)	(12,632)
3.06.03	FINANCIAL	(25)	(25)	(32)	(32)
3.06.03.01	FINANCIAL INCOME	5,272	5,272	2,909	2,909
3.06.03.02	FINANCIAL EXPENSES	(5,297)	(5,297)	(2,941)	(2,941)
3.06.04	OTHER OPERATING REVENUES	1,428	1,428	1,917	1,917
3.06.05	OTHER OPERATING EXPENSES	(4,507)	(4,507)	(7,902)	(7,902)
3.06.06	EQUITY INCOME
3.07	OPERATING INCOME	32,577	32,577	23,661	23,661
3.08	NON-OPERATING INCOME	14	14	97	97
3.08.01	REVENUES	14	14	97	97
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXATION/INTEREST	32,591	32,591	23,758	23,758
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(8,979)	(8,979)	(8,141)	(8,141)
3.11	DEFERRED INCOME TAX	(2,030)	(2,030)	6	6
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	21,582	21,582	15,623	15,623
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	309,550	309,550	309,550	309,550
	EARNINGS PER SHARE	0.06972	0.06972	0.05047	0.05047

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.